SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Stratus Properties Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

863167201
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong)

25/F, LHT Tower

31 Queen’s Road Central, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

____________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863167201	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,123,065 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,123,065 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,123,065 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 863167201	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,123,065 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,123,065 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,123,065 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 863167201	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,123,065 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,123,065 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,123,065 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 863167201	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Ella Benson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,625 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,625 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,625 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 863167201	SCHEDULE 13D/A	Page 6 of 10 Pages

This Amendment No. 3 ("Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 12, 2016 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 13, 2017 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed with the SEC on September 23, 2020 (“Amendment No. 2”, and together with the Original Schedule 13D and this Amendment No. 3, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends Items 2, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) - (f) of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)	Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis II Fund"), with respect to the Shares held by the Oasis II Fund;

(ii)	the Oasis II Fund, with respect to the Shares held by it;

(iii)	Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund, with respect to the Shares held by the Oasis II Fund; and

(iv)	Ella Benson (“Ms. Benson”), with respect to the Shares held by her

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 7 of 10 Pages

(b)	The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong) 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

The address of the business office of Ms. Benson is 300 W. 6th Street, Suite 1550, Austin, TX 78701.

(c)	The principal business of: (i) Oasis II Fund is to serve as a private investment vehicle, (ii) Oasis Management is to serve as investment manager to a variety of private investment funds, including Oasis II Fund, (iii) Mr. Fischer, an individual, is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund and (iv) Ms. Benson, an individual, is as an analyst at Oasis Capital Advisors LLC, a wholly-owned advisory subsidiary of Oasis Management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Oasis Management and Oasis II Fund is a company organized under the laws of the Cayman Islands. Mr. Fischer is a German citizen. Ms. Benson is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Shares beneficially held by Ms. Benson, one of the Nominees (as defined below) were granted to her in the form of restricted stock units by the Issuer in connection with her service on the Board, from 2017 to September 18, 2020, in line with the Issuer’s typical non-employee director compensation policies.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 31, 2020, Oasis II Fund submitted to the Issuer a formal notice (the “Notice”) of its intent to (i) present a non-binding advisory proposal (the “Proposal”) asking the Board to increase the size of the Board by one and appoint Laurie L. Dotter (“Ms. Dotter”) to fill the newly-created vacancy and (ii) nominate two individuals-Ms. Benson and Jaime Eugenio De La Garza Diaz (“Mr. De La Garza Diaz”, together with Ms. Benson, the “Nominees”) for election to the Board at the 2021 annual meeting of stockholders of the Issuer (the “Annual Meeting”).

The Notice further disclosed that the presentation of the Proposal would be contingent upon there being less than three Board seats up for election at the Annual Meeting and that if three or more Board seats are up for election at the Annual Meeting, Oasis II Fund intends to withdraw the Proposal and to nominate Ms. Dotter for election to the Board as part of a slate of three directors (including the Nominees) for election at the Annual Meeting.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 8,221,014 Shares reported to be outstanding as of October 30, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 9, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Oasis II Fund entered into an agreement with each of Ms. Dotter and Mr. De La Garza Diaz (the “Nomination Agreement”) whereby, among other things, Ms. Dotter and Mr. De La Garza Diaz agreed to obtain the consent of Oasis II Fund prior to any purchase or sale of securities of the Issuer occurring prior to the termination of the Nomination Agreement. This description of the Nomination Agreement is qualified in its entirety by reference to the full text of the Nomination Agreement, the form of which is attached hereto as Exhibit 4 and is incorporated by reference herein.

On January 5, 2021, Oasis Management, Oasis II Fund and Ms. Benson entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 4:	Form of Nomination Agreement.

Exhibit 5:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2021

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director and General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER

/s/ Ella Benson
ELLA BENSON

EXHIBIT 4

FORM OF NOMINATION AGREEMENT

1.	This Nomination Agreement (the “Agreement”) is by and between Oasis Investments II Master Fund Ltd. (“Oasis,” “we” or “us”) and [●] (“you”).

2.	You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of Oasis or an affiliate thereof (the “Nominating Party”), which nominees shall stand for election as directors of Stratus Properties Inc. (the “Corporation”) in connection with a proxy solicitation (the “Proxy Solicitation”) to be conducted in respect of the 2021 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means. You further agree to serve as a director of the Corporation if so elected or appointed.

3.	Oasis agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, Oasis will defend, indemnify and hold you harmless from and against any direct, out-of-pocket losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable documented attorneys’ fees and related costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding brought by a third party, and any appeal thereof, (i) relating to your role as a nominee for director of the Corporation on the Slate, or (ii) otherwise directly arising from or in connection with or relating to the Proxy Solicitation in connection with your role as a nominee for director of the Corporation on the Slate. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Oasis is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of the Corporation, if you are elected. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaires (as defined below) or otherwise in connection with the Proxy Solicitation. You shall promptly notify Oasis in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims. In addition, upon your delivery of notice with respect to any such claim, Oasis shall promptly assume control of the defense of such claim with counsel chosen by Oasis. From and after such election by Oasis to assume such defense, Oasis will not be liable to you under this Agreement for any expenses subsequently incurred by you in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). Oasis shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Oasis may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of Oasis in this agreement in a court of competent jurisdiction, or to recover damages for breach of this agreement, Oasis will pay on your behalf, in advance, any and all reasonably documented out-of-pocket expenses (including, without limitation, reasonable, reasonably documented attorneys’ fees and related costs, expenses and disbursements) actually and reasonably incurred by you in such action, provided, however, that all amounts advanced in respect of such expenses shall be promptly repaid to Oasis by you to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that you are not entitled to be indemnified for or advanced such expenses.

4.	You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected or appointed, as a director of the Corporation if such nominee later changes his/her mind and determines not to serve on the Slate or, if elected and appointed, as a director of the Corporation. Accordingly, Oasis is relying upon your agreement to serve on the Slate and, if elected, as a director of the Corporation. . In that regard, you will be supplied with a questionnaire prepared by Oasis (the “Oasis Questionnaire”) in which you will provide Oasis with information necessary for the Nominating Party to use in creating the proxy solicitation materials to be sent to stockholders of the Corporation and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation. You may also be supplied with a questionnaire by the Corporation (the “Corporation Questionnaire” and together with the Oasis Questionnaire, the “Questionnaires”) containing a variety of questions related to your nomination that must be completed along with representations regarding your independence and compliance with Corporation’s By-Laws, as amended and restated.

5.	You agree that (i) upon request you will promptly complete, sign and return the Questionnaires, (ii) your responses in the Questionnaires will be true, complete and correct in all respects, and (iii) you will provide any additional information related to the Proxy Solicitation as may be reasonably requested by Oasis, with information including, but not limited to, any other matters as is required or customary to be disclosed regarding a nominee and his/her nomination to the board of directors under the Corporation’s bylaws or pursuant to the rules and regulations contained in the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder. You commit that such information will be true and correct in all material respects and will not omit any material information necessary in order to make the information provided not misleading and that you will promptly notify Oasis of any material changes or updates to any information provided by you to Oasis. In addition, you agree that you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of the Corporation and, if elected or otherwise appointed, consent to serving as a director of the Corporation. Upon being notified that you have been chosen, we and the Nominating Party may forward your consent and completed Questionnaires (or summaries thereof), to the Corporation, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this Agreement and any information this Agreement requires you to provide. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

6.	You further agree that (i) you will treat confidentially and not to disclose to any third parties without the prior consent of Oasis (unless compelled by law) all information relating to the Proxy Solicitation that is non-public, confidential or proprietary in nature, including, without limitation, the existence of this Agreement (prior to its public disclosure by Oasis), Oasis’s interest in the Proxy Solicitation, and any information received from or learned in discussions with Oasis regarding the Proxy Solicitation; (ii) you will not issue, publish or otherwise make any public statement or any other form of public communication relating to the Corporation or the Proxy Solicitation without the prior approval of Oasis; and (iii) you will not agree to serve, or agree to be nominated to stand for election, as a director of the Corporation, by the Corporation, any other stockholder of the Corporation (other than Oasis and its affiliates) or any other party without the prior approval of Oasis.

7.	With respect to the purchase or sale of the securities of the Corporation, (i) you agree not to purchase or sell any securities of the Corporation without obtaining prior and expressly written consent from Oasis before a prospective purchase or sale and that in the event Oasis provides such prior written consent to provide Oasis with the necessary information following such purchases or sales so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) Oasis or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto at no cost to you. With respect to any purchases made pursuant to this paragraph you agree not to dispose of any such securities prior to the termination of this Agreement without the prior consent of Oasis. Notwithstanding anything to the contrary in this Agreement or any other agreement existing as of the date hereof, upon your election or appointment to the Corporation’s board of directors, you shall be under no obligation to consult with or obtain the consent of Oasis or its affiliates regarding any purchases or sales of securities of the Corporation.

8.	Oasis and you acknowledge that you are not acting as an agent of Oasis or in a fiduciary capacity with respect to Oasis and that you are not assuming any duties or obligations to Oasis other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency and except as otherwise expressly provided herein, nothing contained herein shall entitle you to any compensation from Oasis. Each of Oasis and you further acknowledges that, should you be elected to the board of directors of the Corporation, you will be acting as a director of the Corporation, on behalf of the Corporation and all of its stockholders, independent of and not controlled by Oasis, and all of your activities and decisions as a director of the Corporation will be governed by applicable law and subject at all times to your fiduciary duties to the Corporation and its stockholders. Nothing in this Agreement is intended to or shall govern or restrict your decisions or conduct as a director of the Corporation, which shall be based on your independent business judgment and honest belief as to the best interests of the Corporation and its stockholders. In summation, we recognize that should you be elected or appointed to the Corporation’s board of directors all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Corporation and to the stockholders of the Corporation and, as a result, that there is, and can be, no agreement between you and Oasis that governs the decisions which you will make as a director of the Corporation.

9.	This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Corporation’s board of directors, (iii) the termination of the Proxy Solicitation or (iv) our election to not include you as part of the Slate, provided, however, that the second and third, Oasis’s confidentiality obligations in the fifth, and the eighth, tenth and eleventh paragraphs of this Agreement shall survive such termination.

10.	This Agreement sets forth the entire agreement between Oasis and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by Oasis and you.

11.	This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof. The parties agree to the exclusive jurisdiction of the state and federal courts of New York County, New York and waive, and agree not to plead or to make, any claim that any action or proceeding brought in the state and federal courts of New York County, New York, has been brought in an improper or inconvenient forum.

[Signature Page Follows]

Agreed to as of the date the parties have signed:

OASIS INVESTMENTS II MASTER FUND LTD.

By:___________________________________
Name:
Title:
Date:

NOMINEE:

_____________________________________
Name:
Date:

EXHIBIT 5

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: January 5, 2021

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director and General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER

/s/ Ella Benson
ELLA BENSON